FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 28, 2025

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander notes the recent speculation regarding a potential transaction involving Santander Bank Polska, S.A. (“Santander Polska”) and confirms that it has received interest from several parties and is currently in discussions with Erste Group Bank AG for the potential sale of a 49% stake in Santander Polska. There is no certainty that the discussions will lead to an agreement being reached and, in any event, completion of any transaction would be subject to closing conditions. A further announcement would be made if required.

Boadilla del Monte (Madrid), 28 April 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 28, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance